FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
NOVEMBER 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F      ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes      ☐                  No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:         Press release dated November 3, 2004: Transgene announces Cash position and Cash expenditures as of September 30, 2004

CONTACT:
Transgene	Cohn & Wolfe	Image 7
Philippe Poncet	Michael Long	Estelle Guillot-Tantay /
Chief Financial Officer		Laurence Heilbronn
+ 33 (0) 3 88 27 91 21	+ 1 (212) 798 9775	+ 33 (0) 1 53 70 74 93
www.transgene.fr		+ 33 (0) 1 53 70 74 64

Transgene: cash position and net cash expenditures
as of September 30, 2004

Strasbourg, France, November 3, 2004 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) today announced cash position and net cash expenditures for the third quarter and the nine months ended September 30, 2004 (unaudited figures, USGAAP).

Net cash expenditures amounted to € 4.8 million (US$ 6.0 million) and € 14.9 million (US$ 18.5 million) for the third quarter and the first nine months of 2004, respectively. The net cash expenditures for the third quarter and the first nine months of 2003 amounted to € 4.1 million (US$ 5.1 million) and € 13.8 million (US$ 17.1 million), respectively. The increase in net cash expenditures in the first nine months of 2004 reflects a refund of research tax credit of € 0.2 million (US$ 0.2 million) in 2004 compared to € 0.8 million (US$ 1.0 million) in 2003 and a decrease of interest income due to lower cash held, cash outflows being unchanged.

Cash and cash equivalents totaled € 20.0 million (US$ 24.8 million) at September 30, 2004. We believe that, based on our current estimates (cost structure, clinical development plans, operating revenues, capital expenditures…), our cash position at September 30, 2004 will be sufficient to meet our expected financial requirements, including for our research and development activities and our anticipated capital expenditures, through the end of July 2005.

Transgene also announced its decision to modify the content of its quarterly financial communications. Because our research and development programs focus on the mid- and long-term, we believe that the release of quarterly detailed financial results does not reflect this timing. As a result and as permitted by applicable regulations and practices, we have decided to publish financial data from now on as follows:

Fiscal year and half year results: consolidated balance sheet, statement of operations and net cash expenditures;

First and third quarters: consolidated net cash expenditures and cash position.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

www.transgene.fr

This press release contains forward-looking statements regarding Transgene’s financial requirements and expenditures.  These statements are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions and are not guarantees of future performance. Accordingly, actual outcomes and results may differ materially from what is expressed. Important factors which may affect Transgene’s future financial requirements and expenditures include the following: regulatory approvals for product development and testing may be suspended or delayed, causing additional expenses to continue testing or obtain testing rights ; proceedings to obtain patents and litigation of third party infringement claims are expensive and could exceed anticipated budgets; rights to proprietary genes and other technologies to further develop our business may be more costly than anticipated; we may incur significant costs in connection with our product liability exposure; we may incur unanticipated costs in connection with our use and handling of hazardous material; and other important factors described in Transgene’s Annual Report on Form 20-F for the most recent fiscal year filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2417, the noon buying rate of the Federal Reserve Bank of New York on September 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	November 3, 2004	Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer